Exhibit 99.12

– Non-binding English Translation –

Mandatory publication

pursuant to Sections 21(1) sentence 1 no. 1, (2) sentence 1, 14(3) sentence 1 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz) (WpÜG)

Shareholders of Biofrontera AG and holders of Biofrontera-ADS, specifically those with permanent or habitual residence or domicile in the United States or otherwise outside the Federal Republic of Germany should pay particular attention to Section 1 and Section 22 of the Offer Document. Holders of Biofrontera-ADS who wish to accept the Amended Acquisition Offer cannot directly tender their Biofrontera-ADS for sale in connection with this Amended Offer, but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of this Amended Offer. Holders of Biofrontera-ADS should therefore pay attention to Section 21 of the Offer Document.

Amendment

of the

Voluntary Public Acquisition Offer

in the form of a partial offer

(Cash Offer)

and

Update

of the Offer Document

by

Maruho Deutschland GmbH

Hemmelrather Weg 201, Haus 2, 51377 Leverkusen, Germany

to the shareholders of

Biofrontera AG

Hemmelrather Weg 201, 51377 Leverkusen, Germany

to acquire up to a total of 4,322,530 registered shares in Biofrontera AG for a cash consideration of EUR 7.20 per share

(increase of Offer Price from EUR 6.60 by EUR 0.60 to EUR 7.20)

Acceptance Period: 15 April 2019 to 24 June 2019, 24:00 hrs (CET)

Shares in Biofrontera AG:

ISIN DE0006046113 (WKN 604611)

Tendered Biofrontera-Shares:

old ISIN DE000A2TSHY1 (WKN A2TSHY)

new ISIN DE000A2TSBN7 (WKN A2TSBN)

TABLE OF CONTENTS

1.	GENERAL INFORMATION ON THE AMENDED ACQUISITION OFFER	4

1.1 Implementation of the Amended Acquisition Offer in accordance with the provisions of the German Securities Acquisition and Takeover Act as well as certain applicable provisions of the securities laws and regulations of the United States of America		4
1.2 Publication and distribution of this Offer Amendment		5
1.3 Distribution of this Offer Amendment by third parties		5

2.	ADVICE REGARDING THE INFORMATION CONTAINED IN THIS OFFER AMENDMENT	6

2.1 Status and source of the information contained in this Offer Amendment		6
2.2 Updates		6

3.	AMENDMENT OF CONSIDERATION	7

3.1 Increased Offer Price		7
3.2 Comparison with historical stock market prices		7

4.	ACCEPTANCE PERIOD	8

4.1 Duration of the Acceptance Period		8
4.2 No extension of the Acceptance Period due to this Offer Amendment		9
4.3 No additional acceptance period		9

5.	FINANCIAL DATA ON THE BIOFRONTERA GROUP AND FORECAST FOR THE 2019 FISCAL YEAR	9

5.1 Financial data		9
5.2 Forecast for the 2019 fiscal year		9

6.	FINANCING	10

6.1 Increased financing need		10
6.2 Financing measures		10
6.3 Further confirmation of financing		10

7.	EFFECTS ON THE ASSETS AND LIABILITIES, FINANCIAL POSITION, AND RESULTS OF OPERATIONS OF THE BIDDER AND THE MARUHO GROUP	10

7.1 General preliminary remark		11
7.2 Background		11
7.3 Assumptions and reservations		11
7.4 Effects on the Bidder’s financial statement		12
7.5 Effects on Maruho’s consolidated financial statement		13

8.	STATUTORY RIGHTS OF WITHDRAWAL	15
9.	ACCEPTANCE AND SETTLEMENT OF THE AMENDED ACQUISITION OFFER	16

9.1 Allocation of a new ISIN for the conversion of the bearer Tendered Biofrontera-Shares to registered Tendered Biofrontera-Shares		16

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9.2 Acceptance of the Amended Offer within the Acceptance Period		16

9.2.1. Declaration of acceptance and re-booking of the shares		16
9.2.2. Declarations and representations in connection with the acceptance of the Amended Offer		17

9.3 No stock exchange trading with Tendered Biofrontera-Shares		18

10.	DECLARATION OF ASSUMPTION OF RESPONSIBILITY	19

TABLE OF ANNEXES

Annex	1: Further financing confirmation of B. Metzler seel. Sohn & Co. KGaA

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1.	GENERAL INFORMATION ON THE AMENDED ACQUISITION OFFER

1.1

Implementation of the Amended Acquisition Offer in accordance with the provisions of the German Securities Acquisition and Takeover Act as well as certain applicable provisions of the securities laws and regulations of the United States of America

On 15 April 2019, Maruho Deutschland GmbH with its registered office in Düsseldorf, Germany, registered in the commercial register of the Local Court (Amtsgericht) of Düsseldorf under HRB 69727 (the “Bidder”) published the Offer Document (the “Offer Document”) for its voluntary acquisition offer – in the form of a partial offer – within the meaning of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, “WpÜG”) to the shareholders of Biofrontera AG with its registered office in Leverkusen, Germany, registered in the commercial register of the Local Court of Cologne under HRB 49717 (“Biofrontera AG” or the “Target”, its shareholders the “Biofrontera-Shareholders”), for the acquisition of up to a total of 4,322,530 no-par value registered shares in Biofrontera AG (ISIN DE0006046113 / WKN 604611), each having a proportionate amount in the share capital of EUR 1.00 (each a “Biofrontera-Share” and collectively the “Biofrontera-Shares”), including all ancillary rights existing at the time of the settlement of the Offer, in particular dividend rights as of 1 January 2018 in return for payment of a purchase price of EUR 6.60 per Biofrontera-Share in cash (the “Acquisition Offer” or “Offer”).

The Bidder published the Offer Document pursuant to Section 14 (3) WpÜG on 15 April 2019 by way of (i) announcement on the internet at http://www.pharma-offer.de and (ii) making available copies of the Offer Document (as well as its non-binding English translation) for distribution free of charge at Hering Schuppener Consulting, Kapitalmarkt- und Transaktionskommunikation, Berliner Allee 44, 40212 Düsseldorf, Germany, (order by telephone at + 49 (0) 211 43079-216 (toll-free from Germany) or by telefax to + 49 (0) 211 43079-280 (mail delivery) or via e-mail to angebotsunterlage@heringschuppener.com (e-mail delivery)). The announcement (Hinweisbekanntmachung) as to (i) the internet address, under which the Offer Document is published, and (ii) the availability of the Offer Document at Hering Schuppener Consulting was published in the Federal Gazette (Bundesanzeiger) on 15 April 2019. In accordance with the requirements of the Tier I Exemption, on 15 April 2019 the Bidder also furnished a non-binding English translation of the Offer Document together with the announcement on the availability of the Offer Document (Hinweisbekanntmachung) to the SEC under cover of amendment(s) to Form CB. The information can be accessed on the SEC’s website at http://www.sec.gov free of charge.

The following information amends, supplements and updates the Acquisition Offer and the Offer Document (the “Offer Amendment”). The Acquisition Offer and the Offer Document must be read and interpreted in conjunction with this Offer Amendment (together the “Amended Acquisition Offer” or the “Amended Offer”). Unless otherwise provided for in this Offer Amendment, the provisions contained in the Offer Document continue to apply. Terms used in this Offer Amendment as defined terms and which are defined in the Offer Document each have the meaning assigned to them in the Offer Document unless otherwise expressly provided for in this Offer Amendment.

The Amended Acquisition Offer, like the Offer, is only for Biofrontera-Shares. It is not for American Depositary Shares (“ADS”) that represent Biofrontera-Shares and are possibly secured by American Depositary Receipts (“ADRs”) (“Biofrontera-ADS”, cf. Sections 6.4 and 21 of the Offer Document).

The Amended Acquisition Offer refers to shares of a German company and is made exclusively in accordance with the laws of the Federal Republic of Germany, in particular with the WpÜG and the WpÜG Offer Regulation, as well as certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the Tier I Exemption under the Securities Exchange Act.

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As a result of the Tier I Exemption, the Amended Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. No registrations, approvals or authorizations of this Offer Amendment have been applied for or arranged with securities regulation authorities inside or outside of the Federal Republic of Germany or been granted by them.

Biofrontera-Shareholders and holders of Biofrontera-ADS with permanent or habitual residence or domicile in the United States or otherwise outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area should pay particular attention to Section 21 (in the case of holders of Biofrontera-ADS) and Section 22 of the Offer Document.

1.2	Publication and distribution of this Offer Amendment

The Bidder published this Offer Amendment pursuant to Sections 21 (2) sentence 1, 14 (3) sentence 1 WpÜG on 27 May 2019 by way of (i) announcement on the internet at http://www.pharma-offer.de and (ii) making available copies of this Offer Amendment (as well as its non-binding English translation) for distribution free of charge at Hering Schuppener Consulting, Kapitalmarkt- und Transaktionskommunikation, Berliner Allee 44, 40212 Düsseldorf, Germany, (order by telephone at + 49 (0) 211 43079-216 or by telefax to + 49 (0) 211 43079-280 (mail delivery) or via e-mail to angebotsunterlage@heringschuppener.com (e-mail delivery)). The announcement (Hinweisbekanntmachung) as to (i) the internet address, under which this Offer Amendment is published, and (ii) the availability of this Offer Amendment at Hering Schuppener Consulting was published in the Federal Gazette (Bundesanzeiger) on 27 May 2019. Although the Bidder is also publishing a non-binding English translation of this Offer Amendment, only the German version of this Offer Amendment is binding.

In accordance with the requirements of the Tier I Exemption, presumably on 28 May 2019 the Bidder will also furnish a non-binding English translation of this Offer Amendment together with the corresponding announcement on the availability of the Offer Document (Hinweisbekanntmachung) to the SEC under cover of amendment(s) to Form CB. The information can then be accessed on the SEC’s website at http://www.sec.gov free of charge as soon as it becomes available. Biofrontera-Shareholders and holders of Biofrontera-ADS with permanent or habitual residence or domicile in the United States can also obtain a non-binding English translation of this Offer Amendment at the Bidder’s aforementioned internet address or order copies of the non-binding English translation of this Offer Amendment for distribution free of charge at Hering Schuppener Consulting under the aforementioned contact details.

1.3	Distribution of this Offer Amendment by third parties

This Offer Amendment is published exclusively in the Federal Republic of Germany, the Member States of the European Union and the European Economic Area in accordance with the provisions of the WpÜG and in the United States in accordance with the requirements of the Tier I Exemption. The publication, delivery, distribution or dissemination of this Offer Amendment or any other documents related to the Amended Acquisition Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States may be subject to statutory restrictions under the law of other legal systems. This Offer Amendment and any other documents related to the Amended Acquisition Offer therefore may not be dispatched to, delivered, distributed or published in, countries to the extent that such dispatch, delivery, distribution or publication would violate the laws of these countries.

5/20

The Bidder has not authorized any third party to dispatch, deliver, distribute or disseminate this Offer Amendment or any other documents related to the Amended Acquisition Offer outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States. Neither the Bidder nor the persons acting in concert with the Bidder within the meaning of Section 2 (5) WpÜG (cf. Section 5.3 of the Offer Document) are neither obligated nor bear liability for whether the dispatch, delivery, distribution or publication of this Offer Amendment outside the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States conforms to the law of other legal systems.

The Bidder will make this Offer Amendment available to the Custodian Banks upon request for transmission to Biofrontera-Shareholders with permanent or habitual residence or domicile in the Federal Republic of Germany, the Member States of the European Union and the European Economic Area and the United States. Beyond that, the Custodian Banks may not publish, dispatch, distribute, disseminate, summarize or describe this Offer Amendment unless this occurs in accordance with applicable domestic laws. The liability of the Bidder, as well as of the persons acting in concert with the Bidder within the meaning of Section 2 (5) WpÜG, for a failure by third parties to comply with statutory provisions is expressly excluded.

2.	ADVICE REGARDING THE INFORMATION CONTAINED IN THIS OFFER AMENDMENT

2.1	Status and source of the information contained in this Offer Amendment

All particulars, views, intentions and forward-looking statements contained in this Offer Amendment are based on the information and plans available to the Bidder on the date of publication of this Offer Amendment as well as certain assumptions made by the Bidder as of that date (cf. also the note on forward-looking statements in Section 2.3 of the Offer Document). All of the information on Biofrontera AG and its subsidiaries is based on publicly accessible information sources or is known to the Bidder, since it pertains to it or persons acting in concert with it within the meaning of Section 2 (5) WpÜG. This Offer Amendment is based on the annual report of Biofrontera AG as at 31 December 2018, published and available on the internet at http://www.biofrontera.com. This information has not been separately audited by the Bidder, and the Bidder has not conducted a due diligence review in this context.

2.2	Updates

The Bidder will only update the Offer Document and this Offer Amendment if and to the extent required by the WpÜG.

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3.	AMENDMENT OF CONSIDERATION

3.1	Increased Offer Price

Pursuant to Section 4.1 of the Offer Document, the Offer Price is EUR 6.60 per Biofrontera-Share and is offered solely as cash payment in Euro.

On 23 May 2019 the Bidder decided to increase the Offer Price by EUR 0.60 to EUR 7.20. The Bidder now offers to all Biofrontera-Shareholders to purchase and acquire up to a total of 4,322,530 no-par value registered shares in Biofrontera AG (ISIN DE0006046113 (WKN 604611)) held by them, each having a proportionate amount in the share capital of EUR 1.00, including all ancillary rights existing at the time of the settlement of the Amended Offer, in particular dividend rights as of 1 January 2018, at a purchase price of

EUR 7.20 per Biofrontera-Share

in cash (the “Increased Offer Price”) subject to the terms of the Offer Document and this Offer Amendment.

This Amended Acquisition Offer continues to be a public partial offer and pertains to approximately 9.68% of Biofrontera AG’s share capital of EUR 44,632,674 and the corresponding voting rights registered in the commercial register at the date of the publication of this Offer Amendment. The Biofrontera-Shares directly held by the Bidder are not the subject of the Offer. At the date of the publication of this Offer Amendment, they comprise 9,062,809 Biofrontera-Shares. This corresponds to approximately 20.31% of the share capital and the voting rights in Biofrontera AG.

With this Amended Acquisition Offer, the Bidder intends to increase its shareholding to a total of up to 29.99% of the share capital and the voting rights in Biofrontera AG. Thus, this Amended Offer is not directed at the acquisition of control over Biofrontera AG and does not represent either a takeover offer or a mandatory offer. Accordingly, the provisions of the WpÜG relating to takeover offers and mandatory offers – in particular the provisions on minimum prices – still do not apply to this Amended Offer.

If and to the extent that in the course of this Amended Offer Declarations of Acceptance are submitted by Biofrontera-Shareholders for more than the 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, the Declarations of Acceptance will be considered on a pro rata basis within the meaning of Section 19 WpÜG (see Section 11.6 of the Offer Document).

3.2	Comparison with historical stock market prices

In the Bidder’s view, the Increased Offer Price of EUR 7.20 contains a significant and attractive premium for the accepting Biofrontera-Shareholders in comparison to the following reference values:

•

approx. 27.21% on the closing price[1] for Biofrontera-Shares in the electronic trading system XETRA on the Frankfurt Stock Exchange on 1 April 2019, the day before the publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) sentence 1 WpÜG;

[1]	Closing price taken from the Frankfurt Stock Exchange (http://en.boerse-frankfurt.de).

7/20

•

approx. 26.32% on the weighted average domestic stock market price for Biofrontera-Shares notified by the BaFin via telefax dated 10 April 2019 over the last three months prior to 1 April 2019 as the day of the publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) sentence 1 WpÜG;

•

approx. 27.89% on the volume-weighted average domestic stock market price[2] for Biofrontera-Shares over the last six months prior to 1 April 2019 as the day of the publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) sentence 1 WpÜG;

•

approx. 25.65% on the volume-weighted average domestic stock market price[3] for Biofrontera-Shares over the last twelve months prior to 1 April 2019 as the day of the publication of the Bidder’s decision to make the Offer pursuant to Section 10 (1) sentence 1 WpÜG.

The Increased Offer Price of EUR 7.20 also exceeds the highest closing prices4 for Biofrontera-Shares in the electronic trading system XETRA on the Frankfurt Stock Exchange for the past ten years.

When determining the Increased Offer Price of EUR 7.20, the Bidder has considered the aforementioned historical stock market prices. The Bidder has also considered the better than expected outlook for Biofrontera AG’s current fiscal year. In its forecast published on 29 April 2019, the Management Board of Biofrontera AG expressed its expectations to reach the intended break-even already in the fourth quarter of 2019, which is earlier than previously expected (cf. also Section 5 of this Offer Amendment).

In addition to the aforementioned comparisons to historical stock market prices, the Bidder has not applied any further valuation methods to determine the Increased Offer Price.

4.	ACCEPTANCE PERIOD

4.1	Duration of the Acceptance Period

The Acceptance Period commenced with the publication of the Offer Document on

15 April 2019

and will end, as the Bidder announced on 26 April 2019, due to the general meeting convened by Biofrontera AG in connection with the Acquisition Offer at the request of Deutsche Balaton AG, on

24 June 2019, 24:00 hrs (Central European Time),

unless it is (further) extended in accordance with the provisions of the WpÜG (cf. Section 4.3 of the Offer Document).

[2]	Calculation based on the stock market prices taken from Bloomberg (http://www.bloomberg.com).
[3]	Calculation based on the stock market prices taken from Bloomberg (http://www.bloomberg.com).
[4]	Closing prices taken from the Frankfurt Stock Exchange (http://en.boerse-frankfurt.de).

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4.2	No extension of the Acceptance Period due to this Offer Amendment

With regard to Section 4.3 of the Offer Document (Extension of the Acceptance Period – Acceptance Period if the Acquisition Offer is amended), the Bidder points out that the period for the acceptance of the Amended Offer as designated in Section 4.1 above is not extended pursuant to Section 21 (5) sentence 1 WpÜG.

4.3	No additional acceptance period

The Bidder also points out that the Amended Offer still does not represent a takeover offer within the meaning of Sections 29 et seq. WpÜG which is directed at the acquisition of control over Biofrontera AG. Contrary to a takeover offer, no additional two-week acceptance period within the meaning of Section 16 (2) WpÜG exists for the Amended Offer, within which the Biofrontera-Shareholders could still accept the Amended Offer even after the Acceptance Period has expired.

5.	FINANCIAL DATA ON THE BIOFRONTERA GROUP AND FORECAST FOR THE 2019 FISCAL YEAR

5.1	Financial data

On 29 April 2019, Biofrontera AG published its annual report for the fiscal year ending on 31 December 2018. It shows the following selected financial data of the Biofrontera Group:

Pursuant to IFRS	For the fiscal year ending on 31 December 2018 (in kEUR)	For the fiscal year ending on 31 December 2017 (in kEUR)
Revenues	21,107	12,025
Gross profit	16,656	10,310
Earnings before taxes	-19,269	-16,102
Total income	-9,580	-15,248
Balance sheet total	39,133	19,848
Net cash flow from business activities	-13,434	-13,119
Net cash flow from financing activities	22,274	9,451
Cash and cash equivalents at the end of the period	19,451	11,083
Equity capital	16,356	3,381

5.2	Forecast for the 2019 fiscal year

According to Biofrontera AG’s announcement published on 29 April 2019, the company expects for the 2019 fiscal year a turnover of approx. EUR 35 to 40 million, whereby turnover from the products of Cutanea Life Sciences, Inc. are not yet included in this estimate. The Biofrontera Group expected to achieve earnings from the business activities of approx. EUR -7 to -9 million and earnings before taxes of approx. EUR -9 to -11 million in 2019. It stated that achieving these earnings would be very dependent on the turnover development. In the course of the year, Biofrontera AG expects to achieve an operative break-even in the fourth quarter.

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6.	FINANCING

6.1	Increased financing need

The total number of shares issued by Biofrontera AG at the time of the publication of this Offer Amendment is 44,632,674.

If the Amended Acquisition Offer is accepted for the total of 4,322,530 Biofrontera-Shares, i.e. for all Biofrontera-Shares, which are the subject of this Amended Partial Acquisition Offer, the Bidder’s maximum payment obligation to the accepting Biofrontera-Shareholders based on this Amended Offer would amount to a total of EUR 31,122,216 (as derived by multiplying the Increased Offer Price of EUR 7.20 per Biofrontera-Share by 4,322,530 Biofrontera-Shares).

Moreover, the Bidder will most likely not incur any costs in connection with the Amended Offer and its settlement which would exceed the transaction costs of approx. EUR 700,000 expected in the context of the Offer.

The total costs for the acquisition of all Biofrontera-Shares, which are the subject of this Amended Partial Acquisition Offer, as increased by the Amended Offer Price, i.e., the costs for the acquisition of the 4,322,530 Biofrontera-Shares plus the further transaction costs of approximately EUR 700,000, are expected to amount to approximately EUR 31,822,216 (the “Increased Total Financing Amount”).

6.2	Financing measures

The Bidder has taken all necessary measures to ensure that it will have the Increased Total Financing Amount available when the consideration for the Offer is due. On the due date, the Bidder will satisfy the claims that have resulted from the acceptance of the Amended Offer with funds which have been provided to it by Maruho in cash as contribution into its capital reserves specifically for the purposes of the Amended Offer. To this end, Maruho provided the Bidder with cash in the amount of the Increased Total Financing Amount by way of transfer to a separate account at the Central Settlement Agent prior to the publication of this Offer Amendment on 28 March 2019, as well as on 24 May 2019.

6.3	Further confirmation of financing

B. Metzler seel. Sohn & Co. KGaA based in Frankfurt am Main, an investment services provider independent of the Bidder, has issued the necessary further financing confirmation for the Amended Acquisition Offer, attached as Annex 1, in accordance with Sections 21 (3), 13 (1) sentence 2 WpÜG.

7.	EFFECTS ON THE ASSETS AND LIABILITIES, FINANCIAL POSITION, AND RESULTS OF OPERATIONS OF THE BIDDER AND THE MARUHO GROUP

The expected effects of the acquisitison of the Biofrontera-Shares on the assets and liabilities, financial position, and results of operations of the Bidder and the Maruho Group are described in Section 13 of the Offer Document. The increase of the Offer Price from EUR 6.60 per Biofrontera-Share by EUR 0.60 to EUR 7.20 per Biofrontera-Share means that upon consummation of the Amended Offer the expected effects on the assets and liabilities, financial position, and results of operations of the Bidder and the Maruho Group change. These effects of the Amended Acquisition Offer on the assets and liabilities, financial position, and results of operations of the Bidder and the Maruho Group are described in the following, taking into consideration the Increased Offer Price and the Increased Total Financing Amount.

10/20

All information contained in this Section 7 of this Offer Amendment with regard to the Bidder and the Maruho Group, in which the Bidder is included, as well as opinions and forward-looking statements are based on the assumption that the Bidder will acquire the maximum amount of 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer.

7.1	General preliminary remark

To estimate the likely effects of the Amended Acquisition Offer on the assets and liabilities, financial position, and results of operations of the Bidder and the Maruho Group, the Bidder has made a preliminary and unaudited assessment of the balance sheet situation which the Bidder and the Maruho Group would have had in the event of a successful completion of this Amended Acquisition Offer as of 30 September 2018. Sections 7.4 and 7.5 of this Offer Amendment contain a description of the effects of the consummation of this Amended Offer on the adopted annual financial statement of the Bidder as of 30 September 2018 and the audited consolidated financial statement of Maruho as of 30 September 2018.

7.2	Background

As described in Section 6 of this Offer Amendment, Maruho provided the Bidder with sufficient funding in the form of equity by a contribution to the capital reserve to finance the Increased Total Financing Amount for the acquisition of the 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, and the transaction costs.

7.3	Assumptions and reservations

The information, opinions and forward-looking statements contained in this Section 7, as well as the following explanations with respect to the expected effects of a successful Amended Offer on the assets and liabilities, financial position, and results of operations of the Bidder and Maruho, are based on the following assumptions:

•

In the course of this Amended Acquisition Offer, the Bidder acquires a total of 4,322,530 Biofrontera-Shares, meaning all Biofrontera-Shares that are the subject of this Amended Offer, at an Increased Offer Price of EUR 7.20 per Biofrontera-Share against payment of a total consideration of EUR 31,122,216.

•	The transaction costs, including other ancillary acquisition costs totalling around EUR 700,000, shall be eligible for capitalization.

The Bidder points out that the effects of the Amended Acquisition Offer on the future assets and liabilities, financial position, and results of operations of the Bidder and Maruho cannot presently be precisely predicted. The reasons for this are in particular as follows:

•

The final costs of the Amended Acquisition Offer can only be determined after the Amended Acquisition Offer has been consummated and the final number of Biofrontera-Shares for which the Amended Offer has been accepted is known.

11/20

•

Since the Bidder does its accounting in accordance with the provisions of the German Commercial Code (Handelsgesetzbuch—HGB), Maruho does its accounting according to Japanese generally accepted accounting principles (“Japanese GAAP”) and Biofrontera AG does its accounting according to International Financial Reporting Standards (“IFRS”), their financial statements are based on different accounting and valuation methods and accounting guidelines. The Bidder is not able to quantify the effects of these differences. Therefore, these effects have not been taken into account.

7.4	Effects on the Bidder’s financial statement

Assets and liabilities and financial position

The Bidder draws up its individual financial statement in accordance with the accounting provisions of the HGB. The Bidder’s fiscal year ends on 30 September.

The acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, would, on the basis of the HGB be expected to have the following effects on the assets and liabilities, financial position and results of operations of the Bidder, in each case compared with the assets and liabilities, financial position and results of operations of the Bidder at the date of the publication of the Offer Document:

Simplified individual balance sheet of the Bidder

Maruho Deutschland GmbH				Changes	Bidder
30 September 2018	Bidder	Financing	Bidder	due to execution	after execution
	before	via	after	of the	of the
	Offer	Equity	Financing	Offer	Offer
Assets	kEUR	kEUR	kEUR	kEUR	kEUR

Fixed assets	67		67		67
Investments	39,334		39,334	31,822	71,156
Receivables and
Other assets	812		812		812
Liquid funds and cash	417	31,822	32,239	-31,822	417

	40,630	31,822	72,452	0	72,452

Liabilities	kEUR	kEUR	kEUR	kEUR	kEUR

Equity
Share capital	50		50		50
Capital reserves	40,232	31,822	72,054		72,054
Profit carried forward	122		122		122
Net income	63		63		63
Accruals and provisions	144		144		144
Liabilities	19		19		19

	40,630	31,822	72,452	0	72,452

12/20

In the assessment of the Bidder, the assumed acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, within the framework of the Amended Acquisition Offer would have the following effects on the balance sheet:

•	As a result of the acquisition of the Biofrontera-Shares, investments (equity interests) are expected to increase from kEUR 39,334 by kEUR 31,822 to approximately kEUR 71,156.

•	The bidder’s liquid funds remain unchanged since the inflow comprising the Increased Total Financing Amount is outflowing in an equal amount for the acquisition of the Biofrontera-Shares.

•	Consequently, the assets are expected to rise from kEUR 40,630 by kEUR 31,822 to approximately kEUR 72,452.

•	As a consequence of Maruho’s capital contribution, the equity is expected to rise from kEUR 40,467 by kEUR 31,822 to approximately kEUR 72,289.

Expected effects of the assumed acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, on the Bidder’s profit and loss statement for the period from 1 October 2017 to 30 September 2018:

•	The Bidder expects that, as in the previous fiscal years, Biofrontera AG will not be paying any dividends in the short to medium term.

•	Due to full equity financing, the Bidder will not have to make any interest payments on the fund required for the acquisition.

•	Assuming that the transaction costs and other ancillary acquisition costs specified in Section 7.3 of this Offer Amendment are capitalized, there will be no effects on the results of the Bidder.

•

The Biofrontera-Shares will be valued in accordance with the strict lowest value principle as at the annual balance sheet date of 30 September 2019. If the stock market price is less than the Amended Offer Price of EUR 7.20, a corresponding devaluation must be booked. However, no devaluation is booked for tax purposes.

7.5	Effects on Maruho’s consolidated financial statement

The following calculations are based on Maruho’s consolidated financial statement for the period from 1 October 2017 to 30 September 2018. This period represents the most current published financial data for Maruho. The consolidated financial statement was prepared in accordance with Japanese GAAP. Since all of the financial information included in Maruho‘s consolidated financial statement is expressed in JPY, these results have been converted to EUR by applying the appropriate exchange rates. For the conversion of Maruho’s balance sheet and profit and loss statement as at 30 September 2018, the daily average exchange rate5 as of 30 September 2018, i.e. approx. JPY 131.23 to EUR 1, has been applied. The financial data of Biofrontera AG for the period between 1 October 2017 and 30 September 2018 are contained in the quarterly statement of Biofrontera AG as of 30 September 2017, the annual report of Biofrontera AG as at 31 December 2017 and the quarterly statement of Biofrontera AG as at 30 September 2018 , which were prepared in accordance with IFRS as adopted by the European Union.

[5]	Exchange rates taken from the European Central Bank (https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates/html/index.en.html).

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The exact effect of the additional acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, on Maruho’s future financial statements cannot be reliably predicted as of today. The reasons for this are, inter alia, the different accounting standards which are applied by the two companies for the preparation of their financial statements (cf. Section 7.3 of this Offer Amendment), the fact that an allocation of the consideration cannot be reasonably made at present (and is, therefore, not considered in this calculation) and uncertainty about the future development of the exchange rate between JPY and EUR.

Expected effects of an acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, financed with free liquid funds, on the consolidated balance sheet of Maruho as at 30 September 2018:

Maruho Co. Ltd., Consolidated Balance Sheet 30 September 2018 (in kEUR)	Maruho before Offer	Changes due to execution of the Offer	Maruho after execution of the Offer
Assets	kEUR	kEUR	kEUR

Property, plant and equipment	198,094		198,094
Intangible assets	110,432		110,432
Investments	73,916		73,916
Biofrontera-Shares	18,746	31,822	50,568
Accounts receivable	196,472		196,472
Other assets	181,079		181,079
Liquid funds (Cash)	313,488	-31,822	281,666

	1,092,227	0	1,092,227

Liabilities	kEUR	kEUR	kEUR

Consolidated equity
Subscribed capital	2,911		2,911
Capital reserve	32,394		32,394
Profit carried forward	769,115		769,115
Net income	22,678		22,678
Other comprehensive income	14,760		14,760
Long-term liabilities	29,551		29,551
Short-term liabilities	220,818		220,818

	1,092,227	0	1,092,227

According to this assessment, the assumed acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, would have the following effects on Maruho’s consolidated balance sheet:

•

As a result of the payment of the Increased Total Financing Amount, Maruho’s total cash balance will be reduced from kEUR 313,488 to kEUR 281,666, i.e., by kEUR 31,822, which amount reflects the consideration for the acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, and the transaction costs.

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•

The number of shares held will increase in the same amount from kEUR 18,746 by kEUR 31,822 to kEUR 50,568 so that the acquisition of the Biofrontera-Shares will be booked as an active exchange. Financing via borrowing or raising equity is not necessary.

•	As of the consolidated annual balance sheet date, the Biofrontera-Shares are valued in accordance with the at-equity method.

•

The difference between the newly acquired pro rata equity of Biofrontera AG and the acquisition costs is amortized as goodwill on a straight-line basis until 2027 and reduces the investment value annually.

Expected effects of the assumed acquisition of all 4,322,530 Biofrontera-Shares, which are the subject of this Amended Offer, on Maruho’s consolidated profit and loss statement for the period between 1 October 2017 and 30 September 2018:

•	No income or expenses affecting the consolidated profit and loss statement are recognized in the aforementioned period.

•	In the aforementioned period, there will be no payment of dividends by Biofrontera AG to the Bidder.

•

Following the acquisition of the shares, the difference between the newly acquired pro rata equity of Biofrontera AG and the acquisition costs will be amortized as goodwill on a straight-line basis until 2027 thus reducing the consolidated result. As at 30 September 2018, the goodwill amounts to approximately EUR 30.6 million. Annual amortization on goodwill will be approximately EUR 3.4 million.

8.	STATUTORY RIGHTS OF WITHDRAWAL

The Bidder points out pursuant to Sections 21 (2) sentence 1 and 14 (3) sentence 1 WpÜG that, according to Section 21 (4) WpÜG, each Biofrontera-Shareholder has the right to withdraw its acceptance of the Offer until expiration of the Acceptance Period (cf. Section 4.1 of this Offer Amendment) if and to the extent that the Shareholder has accepted the Offer prior to the publication of this Offer Amendment. The right of withdrawal in the event of a competing offer (cf. Section 15 of the Offer Document) remains unaffected. With regard to the details of the exercise of the right of withdrawal, reference is made to Section 15 of the Offer Document.

NOTE:

Biofrontera-Shareholders who have already effectively accepted the Acquisition Offer and also wish to accept it in the future, do not need to exercise their right of withdrawal or take any further actions in order to receive the Increased Offer Price in accordance with the provisions of this Amended Offer.

The Increased Offer Price will be paid to all Biofrontera-Shareholders who have already accepted the Offer and do not exercise their right of withdrawal or who accept the Amended Offer after this Offer Amendment.

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9.	ACCEPTANCE AND SETTLEMENT OF THE AMENDED ACQUISITION OFFER

Holders of Biofrontera-ADS cannot directly tender their Biofrontera-ADS for sale in connection with this Amended Offer. Holders of Biofrontera-ADS who wish to accept the Amended Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS are entitled to do so but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of this Amended Offer. Holders of Biofrontera-ADS should therefore additionally pay attention to Section 21 of the Offer Document, which contains information on the conversion of Biofrontera-ADS to Biofrontera-Shares.

9.1	Allocation of a new ISIN for the conversion of the bearer Tendered Biofrontera-Shares to registered Tendered Biofrontera-Shares

The current bearer Tendered Biofrontera-Shares with the ISIN DE000A2TSHY1 (“old ISIN”) will be converted to registered Tendered Biofrontera-Shares with the newly allocated ISIN DE000A2TSBN7 (“new ISIN”). The conversion will be carried out so that the class of the Tendered Biofrontera-Shares will correspond to the class of the Biofrontera-Shares.

Biofrontera-Shareholders who have already effectively accepted the Acquisition Offer and also wish to accept it in the future, do not need to take any actions with regard to this conversion.

The Tendered Biofrontera-Shares of these Biofrontera-Shareholders which were re-booked to the old ISIN DE000A2TSHY1 will automatically be re-booked by Clearstream Banking AG to the registered Tendered Biofrontera-Shares with the new ISIN DE000A2TSBN7.

9.2	Acceptance of the Amended Offer within the Acceptance Period

9.2.1.	Declaration of acceptance and re-booking of the shares

Biofrontera-Shareholders can only effectively accept this Amended Offer during the Acceptance Period by taking the following steps within the Acceptance Period:

(a)	declaring in writing their acceptance of the Amended Acquisition Offer to their respective Custodian Bank (the “Declaration of Acceptance”), and

(b)

instructing their Custodian Bank to undertake the re-booking of the Biofrontera-Shares in their securities account for which they want to accept the Amended Acquisition Offer (the “Tendered Biofrontera-Shares”), to the new ISIN DE000A2TSBN7 with Clearstream Banking AG.

The Declaration of Acceptance only becomes effective if the Tendered Biofrontera-Shares have been re-booked to the new ISIN DE000A2TSBN7 with Clearstream Banking AG in a timely manner. The Custodian Banks shall arrange these re-bookings without undue delay after receiving the Declaration of Acceptance. If the Declaration of Acceptance was properly declared to the Custodian Bank within the Acceptance Period (receipt by the Custodian Bank is decisive), the corresponding re-booking of the Tendered Biofrontera-Shares with Clearstream Banking AG will be considered timely if the re-booking is effected at the latest by 18:00 hrs (CET) on the second Banking Day (inclusive) after expiry of the Acceptance Period, i.e. most likely on 26 June 2019, 18:00 hrs (CET).

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Declarations of Acceptance not received by the respective Custodian Bank within the Acceptance Period, or those incorrectly or incompletely filled out, shall not be considered as acceptance of the Amended Offer and do not entitle the respective Biofrontera-Shareholder to receive the consideration. Neither the Bidder nor persons acting for it are obligated to notify the respective Biofrontera-Shareholder of any shortcomings or mistakes in the Declaration of Acceptance, and bear no liability if such notification is not made.

9.2.2.	Declarations and representations in connection with the acceptance of the Amended Offer

By accepting the Amended Offer, the accepting Biofrontera-Shareholders make the following declarations and representations:

(a)	The accepting Biofrontera-Shareholders instruct their respective Custodian Bank and any sub-custodians of the Tendered Biofrontera-Shares, and authorize them to:

(aa)

first leave the Biofrontera-Shares for which the Amended Offer is to be accepted in the securities account of the accepting Biofrontera-Shareholder, but cause the re-booking to the new ISIN DE000A2TSBN7 with Clearstream Banking AG;

(bb)

instruct and authorize Clearstream Banking AG, taking into account the pro rata allocation in case of an Oversubscription of the Amended Offer pursuant to Section 11.6 of the Offer Document, to make the Tendered Biofrontera-Shares (new ISIN DE000A2TSBN7) available after expiration of the Acceptance Period to the Central Settlement Agent in its securities account with Clearstream Banking AG for transfer to the Bidder;

(cc)

instruct and authorize Clearstream Banking AG, taking into account the pro rata allocation in case of an Oversubscription of the Amended Offer pursuant to Section 11.6 of the Offer Document, to transfer the Tendered Biofrontera-Shares, in each case including all rights associated with them at the time of settlement, to the Bidder simultaneously (Zug um Zug) with the payment of the Increased Offer Price for the respective Tendered Biofrontera-Shares, to the account of the respective Custodian Bank with Clearstream Banking AG in compliance with the provisions of the Amended Acquisition Offer;

(dd)

instruct and authorize any sub-custodians of the relevant Tendered Biofrontera-Shares, as well as Clearstream Banking AG, to make available to the Bidder or the Central Settlement Agent for the Amended Acquisition Offer all information required for declarations and publications of the Bidder under the WpÜG, in particular to communicate the number of Biofrontera-Shares re-booked into the new ISIN DE000A2TSBN7 on each trading day during the Acceptance Period; and

(ee)	forward the Declaration of Acceptance to the Central Settlement Agent for the Amended Acquisition Offer upon request.

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(b)

The accepting Biofrontera-Shareholders instruct and authorize their respective Custodian Bank and the Central Settlement Agent, in each case with exemption from the prohibition on self-contracting pursuant to Section 181 German Civil Code (Bürgerliches Gesetzbuch – BGB), to undertake all actions necessary or useful for processing the Amended Acquisition Offer in accordance with the Offer Document and this Offer Amendment, and issue and accept declarations, and in particular to effect the transfer of the ownership of the Tendered Biofrontera-Shares to the Bidder.

(c)	The accepting Biofrontera-Shareholders declare that

(aa)

they accept the Amended Offer for all Biofrontera-Shares located in their securities account with the Custodian Bank at the time of Declaration of Acceptance of the Offer, unless expressly specified otherwise in writing in the Declaration of Acceptance;

(bb)

subject to a merely pro rata allocation pursuant to Section 19 WpÜG in case of an Oversubscription of the Amended Offer pursuant to Section 11.6 of the Offer Document they will transfer their Tendered Biofrontera-Shares, after expiration of the Acceptance Period to the Bidder simultaneously (Zug um Zug) with the payment of the Increased Offer Price to the account of the respective Custodian Bank with Clearstream Banking AG; and

(cc)	at the time of transfer of ownership to the Bidder, the Biofrontera-Shares for which they accept the Amended Offer are their exclusive property and are free of rights and claims of third parties.

The instructions, declarations, orders, powers of attorney and authorizations specified in this Section 9.2.2. lit (a) to (c) of this Offer Amendment are granted irrevocably by the accepting Biofrontera-Shareholders in the interest of a smooth and rapid processing of the Amended Acquisition Offer. They do not lapse until effective withdrawal from the agreement entered into by acceptance of the Amended Acquisition Offer under Section 8 of this Offer Amendment or Section 15 of the Offer Document.

9.3	No stock exchange trading with Tendered Biofrontera-Shares

Stock exchange trading is still not intended with Tendered Biofrontera-Shares (new ISIN DE000A2TSBN7) which are tendered during the Acceptance Period.

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10.	DECLARATION OF ASSUMPTION OF RESPONSIBILITY

Maruho Deutschland GmbH with its registered office in Düsseldorf and business address in Leverkusen assumes the responsibility for the content of this Offer Amendment and declares that, to its knowledge, the information contained in this Offer Amendment is accurate, and no material facts are omitted.

Leverkusen, 27 May 2019

Maruho Deutschland GmbH

signed Kenichi Owada	signed Seiichi Takada
Managing Director, Maruho Deutschland GmbH	Managing Director, Maruho Deutschland GmbH

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Annex 1: Further financing confirmation of B. Metzler seel. Sohn & Co. KGaA

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